Exhibit 99.5

For Immediate Release	December 23, 2019

THE VALENS COMPANY ANNOUNCES NEW EXTRACTION, WHITE LABEL AND

SUPPLY AGREEMENTS AND UPDATES OTCQX TICKER TO ‘VLNCF’

•	Valens announces four-year extraction and white label agreement with Emerald Health Therapeutics Inc. with annual minimum quantities of 10,000 kilograms

•	Valens enters into multi-year distillate and SōRSE emulsion supply agreement with large-scale confectionary company, Dynaleo Inc.

•	Valens agreements containing white label services officially surpass number of extraction only agreements

•	Valens announces new OTCQX ticker, ‘VLNCF’, as part of the Company’s rebranding initiative

Kelowna, B.C., December 23, 2019 – Valens GroWorks Corp (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”) a vertically integrated provider of industry leading extraction products and services; including a diverse suite of extraction methodologies, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, is pleased to announce a multi-year extraction and white label agreement with Emerald Health Therapeutics Inc. (“Emerald Heath”), a multi-year product supply agreement with Dynaleo Inc. (“Dynaleo”), and an update of its OTCQX stock ticker to VLNCF.

Valens signs multi-year extraction and white-label agreement with Emerald Health

The agreement has an initial four-year term, with Emerald Health supplying Valens with an annual minimum quantity of 10,000 kilograms of cannabis and hemp biomass. Valens will process the biomass provided by Emerald Health on a fee for service basis into premium quality resins and distillates using the Company’s leading proprietary extraction processing methods. In addition to extraction services, Valens will provide Emerald Health with a variety of white label services including formulation, mixing and filling for product formats including vaporizers, softgels and tinctures. Valens expects to receive and begin processing the first shipment from Emerald Health in Q1 of fiscal 2020 and currently holds all required licensing from Health Canada to carry out its obligations under the agreement.

“We are pleased to have Valens as one of our strategic manufacturing partners, and look forward to bringing the variety of products we will generate with them to market,” said Riaz Bandali, CEO of Emerald. “Beyond being an industry leader in extraction, formulation, and other services, Valens’ cost-effective end-to-end fulfillment solution can help transition our novel product ideas into tangible products in a faster and more cost-effective manner.”

“We are excited to partner with Emerald Health to provide our extraction and white label expertise to bolster their product platform,” said Tyler Robson, CEO of The Valens Company. “Emerald Health is one of the industry’s leading players, focused on an important medical cannabis patient program for individuals in need across Canada. We look forward to working closely with the team at Emerald Health as they scale their operations and expand their product portfolio for years to come.”

Valens signs multi-year product supply agreement with large-scale edibles producer, Dynaleo

The agreement has an initial two year term, with two automatic one-year renewals (“Additional Term”). Under the two- year initial term of the agreement, Valens will supply Dynaleo with distillate or SōRSE emulsions containing a minimum of 40 kilograms of active THC or CBD cannabinoids for use in the production of edibles for the regulated Canadian cannabis adult-use market. During the Additional Term, Dynaleo will purchase from Valens a minimum of 50 kilograms of active THC or CBD cannabinoids in distillate or SōRSE emulsion in year three and 75 kilograms of active THC or CBD cannabinoids in distillate or SōRSE emulsion in year four.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Under the terms of the agreement, if Dynaleo decides to receive emulsified, high-potency cannabis oil, this will be processed for an additional charge utilizing Valens’ proprietary, licensed emulsion technology, SōRSE. This technology is proven to remain stable against various levels of heat during confectionary production processes and provides a superior consumer experience with ingestible products such as increased bioavailability as well as rapid, consistent onset and offset.

“As a supply chain partner that focuses on supplying safe, high quality oil-based products that deliver customized user experiences through proprietary, next generation technologies and delivery methods, we are very excited to be working with the reputable and experienced team at Dynaleo,” said Jeff Fallows, President of The Valens Company. “The team at Dynaleo have been active in the Canadian cannabis sector for many years advocating for safe, high- quality edibles for the adult use market. We look forward to supporting their operations with quality active cannabis inputs and to seeing their purpose-built, state-of-the-art, large scale facility come online in 2020 giving Dynaleo the capacity to produce more that 400,000,000 units in their first year of operations.”

Valens’ OTCQX ticker changes to ‘VLNCF’

Further to our press release on December 17, 2019, announcing the rebranding of The Valens Company, the company has received the final regulatory approvals for the ticker symbol change on the OTCQX. As of market open today, December 23, 2019, the Company will now be recognized on the OTCQX with the ticker ‘VLNCF’ to align with its recent rebranding.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. The Company expects to formally change its name in due course. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows
The Valens Company Telephone: +1.778.755.0052

KCSA Strategic Communications Phil Carlson / Elizabeth Barker

VGW@kcsa.com

212.896.1233 / 212.896.1203

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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